Exhibit 3.1

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:25 PM 09/28/2007
FILED 01:12 PM 09/28/2007
SRV 071065068 - 3330188 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

Erickson Air-Crane Incorporated., a corporation organized and misting under and by virtue of the General Corporation Law of -the State of Delaware does hereby certify as follows:

FIRST:               By unanimous written consent in lien of a meeting„ the Board of Directors of Erickson Air-Crane Incorporated duly adopted resolutions setting forth. The proposed amended and restated Certificate of Incorporation of said corporation, declaring said amended and restated certificate to be advisable and adopted.  The resolution setting forth the proposed amended and restated certificate is as follows:

RESOLVED, that the Corporation’s Certificate of Incorporation, filed with the Delaware Secretary of State on December 12, 2000, be amended and restated in its entirety as set forth in Exhibit A hereto (the “Amended and Restated Certificate of Incorporation”).

SECOND:        That said amended and restated certificate was duly adopted in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware.

THIRD:            The Amended and Restated Certificate of Incorporation has been approved by the sole stockholder of Erickson Air-Crane Incorporated by a Written Consent of the Sole Stockholder of Erickson Air-Crane Incorporated, effective as of September 28, 2007.

FOURTH:        That said .amended and restated certificate shall be deemed effective as of September 28, 2007.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed as of September 27, 2007:

By:	/s/ KIRK R. FERGUSON

Name:	Kirk R. Ferguson

Title:	President

Exhibit A

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
ERICKSON AIR-CRANE INCORPORATED

I.

The name of this corporation is ERICKSON AIR-CRANE INCORPORATED. (the “Corporation”).

II.

The address of the registered office of the Corporation in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

III.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

IV.

The name of the incorporator is James O. Nygard, whose mailing address is c/o Dewey Ballantine LLP, 1301 Avenue of the Americas, New York, New York 10019.

V.

A.    The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares the Corporation is authorized to issue is seventy two thousand three hundred (72,300) shares, two thousand three hundred (2,300) shares of which shall be Common Stock, par value $.0001 per share (the “Common Stock”) and seventy thousand (70,000) shares of which shall be Preferred Stock, par value $.0001 per share (the “Preferred Stock”). Two Thousand (2,000) of the authorized shares of the Common Stock are hereby designated “Class A Common Stock” (the “Class A Common Stock”), and three hundred (300) of the authorized shares of the Common Stock are hereby designated “Class B Common Stock” (the “Class B Common Stock”). Seventy thousand (70,000) of the authorized shares of the Preferred Stock are hereby designated “Series A Redeemable Preferred Stock” (the “Series A Redeemable Preferred Stock”). Except as otherwise provided herein, the Board of Directors is expressly authorized, at any time and from time to time and to the full extent permitted by the DGCL, to provide for the issuance of shares of Preferred Stock, in one or more series with such designations, preferences and rights, and such qualifications, limitations and restrictions, as shall be set forth in the resolutions of the Board of Directors providing for the issuance thereof. Subject to the restrictions and limitations set forth herein and to the extent permitted by the DGCL, the Board of Directors is also expressly authorized to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any class or series prior or subsequent to the issue of shares of that class or series. If the number of shares of any such class or series shall be so decreased, then such decreased number of shares shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such class or series.

B.            The rights, preferences, privileges, restrictions and other matters relating to the Preferred Stock and the Common Stock are set forth in the provisions of Article V.B.1 through Article V.B.12, with certain definitions related to such rights, preferences, privileges, restrictions and other matters being set forth in Article V.B.6:

1.             Dividend Rights.

a.               The holders of the Series A Redeemable Preferred Stock shall be entitled to receive, out of funds legally available therefor, prior and in preference to any declaration or payment of any dividend on the Common Stock (other than a dividend payable solely in shares of Common Stock), when, as and if declared by the Board of Directors, dividends on the Series A Redeemable Preferred Stock (the “Mandatory RPS Dividends”) at the rate of fifteen percent (15%) per annum on an amount equal to the Series A Redeemable Preferred Original Issue Price. The Mandatory RPS Dividends shall accrue from day to day, whether or not earned or declared, shall cumulate and shall be compounded quarterly (based upon a rate equal to fifteen percent (15%) per annum and assuming a year consisting of 360 days). All Mandatory RPS Dividends shall be payable in cash.

b.           Notwithstanding anything contained or implied herein to the contrary, any and all Mandatory RPS Dividends on all outstanding shares of Series A Redeemable Preferred Stock previously accrued and not yet paid shall be immediately due and payable upon the occurrence of any Liquidation Event.

c.               Subject to the provisions of Article V.B.1(a), the holders of the Common Stock shall be entitled to receive cash dividends, when, as and if declared by the Board of Directors.

d.              Subject to the provisions of Article V.B.3, any cash dividends shall be paid in the following order:

(i)       First, to the holders of the Series A Redeemable Preferred Stock, dividends equal to all accrued and unpaid Mandatory RPS Dividends; provided, however, that if the funds legally available therefor shall be insufficient to pay such dividends in full to all holders of Series A Redeemable Preferred Stock, then such dividends shall be paid to the holders of Series A Redeemable Preferred Stock ratably in proportion to the full amounts to which they would otherwise be entitled; and

(ii)      Second, to the holders of Class A Common Stock and (if applicable) Class B Common Stock, pro rata and par! passu, such additional dividends and other distributions as may be declared by the Board of Directors from time to time.

Nothing contained in this Article V.B. l(d) shall be deemed to require the Corporation to declare any dividends with respect to either the Common Stock as a whole or to any particular class of Common Stock.

2.             Voting Rights.

a.             General Rights. Except as otherwise required by law or provided herein, the sole voting rights shall be in the Class A Common Stock. The Class B Common Stock shall not be entitled to vote on any matters, and, except as set forth in Article V.B.2(b), the holders of the Series A Redeemable Preferred Stock shall not be entitled to vote on any matters.

b.             Separate Vote of Series A Redeemable Preferred Stockholders.  In addition to any other vote or consent required herein or by law (including, without limitation, the approval of the Board of Directors), so long as any of the Series A Redeemable Preferred Stock remains outstanding, the Corporation shall not take (or enter into any agreement to take), and shall cause each of its subsidiaries not to take (or enter into any agreement to take), any of the actions listed below, unless in each case the Requisite Holders, voting together as a single class, vote or give their written consent in favor of such action:

(i)                Any creation, issuance or authorization of any new class or series of equity securities (A) that has any redemption rights or (B) that has liquidation or dividend preferences that are senior in priority to those of the Class A Common Stock;

(ii)               Any amendment, alteration, or repeal of any provision of the certificate of incorporation of the Corporation (the “Certificate of Incorporation”) or the bylaws of the Corporation (the “Bylaws”);

(iii)              Any matters required by law to be submitted to a class vote of the Series A Redeemable Preferred Stock;

(iv)             The authorization of payment of any dividends or the redemption or cancellation of any shares of any equity securities ranking pari passu or junior to the Series A Redeemable Preferred Stock;

c.             Limitation on Separate Voting Rights of Series A Redeemable Preferred Stockholders, Notwithstanding anything contained in Article V.B.2(b) to the contrary, the provisions of Article V.B.2(b) shall not apply to, and no separate vote of the holders of Series A Redeemable Preferred Stock shall be required for the Corporation to take, any action described in Article V.B.2(b) if such action is approved or otherwise consented to by a majority of the Board of Directors including any director designated and elected pursuant to Section 3.2 of the Stockholders Agreement by one or more Persons that (in their capacity as holders of Series A Redeemable Preferred Stock) would otherwise constitute Requisite Holders.

3.              Liquidation Rights.

The Preferred Stock and Common Stock shall have the following liquidation rights:

a.               Upon the occurrence of any Liquidation Event, before any distribution or payment shall be made to the holders of any shares of Common Stock, the holders of the Series A Redeemable Preferred Stock shall be entitled to be paid out of the assets of the Corporation an amount with respect to each share of Series A Redeemable Preferred Stock equal to the Series A Redeemable Preferred Original Issue Price for such share of Series A Redeemable Preferred Stock, plus all accrued or declared but unpaid dividends thereon or (the “Series A Redeemable Preferred Liquidation Preference”). If, upon any Liquidation Event, the assets of the Corporation shall be insufficient to make payment in full of the Series A Redeemable Preferred Liquidation Preference to all holders of Series A Redeemable Preferred Stock, then such assets shall be distributed among the holders of Series A Redeemable Preferred Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled.

b.              Upon any bankruptcy, liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment shall be made to the holders of any shares of Class B Common Stock but after the payment in full of the aggregate Series A Redeemable Preferred Liquidation Preference, the holders of the Class A Common Stock shall be entitled to be paid out of the assets of the Corporation an amount with respect to each share of Class A Common Stock equal to the Class A Common Original Issue Price for such share of Class A Common Stock (such amount being hereinafter referred to as the “Class A Common Liquidation Preference”). If, upon any event, the assets of the Corporation shall be insufficient to make payment in full of the Class A Common Liquidation Preference to all holders of Class A Common Stock, then such assets shall be distributed among the holders of Class A Common Stock at the time outstanding, ratably in proportion to the full amounts to which they would otherwise be entitled.

c.               Upon any bankruptcy, liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after the payment in full of the aggregate Series A Redeemable Preferred Liquidation Preference, and the aggregate Class A Common Liquidation Preference, all payments and distributions shall be paid pro rata and pail passe to the holders of the Class A Common Stock and the Class B Common Stock until such holders shall have received payment in full of any and all accrued and unpaid dividends owing with respect to such Class A Common Stock and/or Class B Common Stock.

d.              After the Corporation has made the full payments or distributions provided for in Articles V.B.3(a), V.B.3(b), andior V.B.3(c), thereafter all payments and distributions shall be paid pro rata and par) passu to the holders of the Class A Common Stock and the holders of the Class B Common Stock.

e.               Valuation. If the consideration to be received pursuant to Article V.B.3(a), V.B.3(b), V.B.3(c) or V.B.3(d) is other than cash, then its value will be determined as follows:

(i)            With respect to securities that are not subject to investment letter or other similar restrictions on free marketability:

(1)           If traded on a securities exchange or through the Nasdaq National Market, then the value shall be deemed to be the average of the closing prices of the securities on such exchange over the thirty-day period ending three (3) days prior to the closing of the applicable Liquidation Event;

(2)           If actively traded over-the-counter, then the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty-day period ending three (3) days prior to the closing of the applicable Liquidation Event; and

(3)           If there is no active public market, then the value shall be the Fair Value thereof.

(ii)           The method of valuation for consideration other than that described in clauses (1) and (2) above shall be the approximate Fair Value thereof.

3.                                      Redemption Rights.

a.             Mandatory Redemption of the Series A Redeemable Preferred Stock. At least twenty (20) days prior to the occurrence of any Liquidation Event (other than a Liquidation Event described in clause (i) of the definition thereof), the Corporation shall mail to each holder of Series A Redeemable Preferred Stock a notice specifying the date on which any such transaction is expected to become effective (each such notice being hereinafter referred to as a “Series A Redeemable Preferred  Mandatory Redemption Notice”). Following the delivery of any such Series A Redeemable Preferred Mandatory Redemption Notice and after the prior repayment in full of all indebtedness and/or other obligations arising under any of the Junior Loan Documents and the termination of all commitments of each of the lenders thereunder, the Corporation shall redeem, from any source of funds legally available therefor, all of the then outstanding shares of Series A Redeemable Preferred Stock immediately upon the consummation of the applicable Liquidation Event (such date being hereinafter referred to as the “Series A Redeemable Preferred Mandatory Redemption Date”). The Corporation shall effect any redemption required pursuant to this Article V.B.4(a) by paying in cash in exchange for each share of Series A Redeemable Preferred Stock so redeemed a sum equal to the Series A Redeemable Preferred Liquidation Preference. The Corporation shall bear and be liable for any and all reasonable and documented costs and/or expenses incurred by any holder of Series A Redeemable Preferred Stock in connection with any redemption required pursuant to this Article V.B.4(a).

b.             Optional Redemption of the Series A Redeemable Preferred Stock by the Corporation. Upon the written request of the Corporation (each such request being hereinafter referred to as a “Series A Redeemable Preferred Optional Corporation Redemption Request”) received by the holders of Series A Redeemable Preferred Stock at any time, the Corporation shall redeem, from any source of funds legally available therefor, all (or any portion thereof) of the then outstanding shares of Series A Redeemable Preferred Stock on the date set forth in the applicable Series A Redeemable Preferred Optional Corporation Redemption Request (which in any event shall be no less than thirty (30) and not more than two hundred seventy (270) days after the date of the receipt of the applicable Series A Redeemable Preferred Optional Corporation Redemption Request) (such date being hereinafter referred to as the “Series A Redeemable Preferred Optional Corporation Redemption Date”).   The Corporation shall effect any redemption requested pursuant to this Article V,B.4(b) by paying in cash in exchange for each share of Series A Redeemable Preferred Stock so redeemed a sum equal to the Series A Redeemable Preferred Liquidation Preference. Notwithstanding anything contained herein to the contrary, the Corporation shall have no right to redeem shares of Series A Redeemable Preferred Stock pursuant to this Article V.B.4(b) unless and until such redemption has been approved by a majority of the Board of Directors. The Corporation shall bear and be liable for any and all reasonable and documented costs and/or expenses incurred by any holder of Series A Redeemable Preferred Stock in connection with any redemption required pursuant to this Article V.B.4(b).

c.             Mechanics of Redemption. As soon as practicable (and, in any event, at least ten (10) days prior to the Series A Redeemable Preferred Mandatory Redemption Date or the Series A Redeemable Preferred Optional Corporation Redemption Date, as the case may be), the Corporation shall mail, first class postage prepaid, written notice (each, a “Series A Redeemable Preferred Closing Notice”) to each holder of record (at the closing of business on the business day next preceding the day on which such notice is given) of the Series A Redeemable Preferred Stock, at the address last shown on the records of the Corporation for such holder, which notice shall (i) notify such holder of the redemption to be effected, (ii) specify (1) the number of shares of Series A Redeemable Preferred Stock to be redeemed from the applicable addressee(s) of such Series A Redeemable Preferred Closing Notice, (2) the number of shares of Series A Redeemable Preferred Stock then held by the applicable addressee(s) of such Series A Redeemable Preferred Closing Notice, (3) the Series A Redeemable Preferred Liquidation Preference and (4) the place at which payment may be obtained and (iii) call upon such holder to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series A Redeemable Preferred Stock to be redeemed. In connection with any optional redemption effected pursuant to Article V.B.4(b), each holder of Series A Redeemable Preferred Stock shall include in such redemption the portion of the shares of Series A Redeemable Preferred Stock then held by such holder to be redeemed pursuant to the Series A Preferred. Optional Redemption Request. Except as otherwise provided in Article V.B.4(c), on or after the Series A Redeemable Preferred Mandatory Redemption

Date or the Series A Redeemable Preferred Optional Corporation Redemption Date, as the case may be, each holder of Series A Redeemable Preferred Stock shall surrender to the Corporation the certificate or certificates representing any and all such shares to be redeemed. in each case in the manner and at the place designated in the Series A Redeemable Preferred Mandatory Redemption Notice or the Series A Redeemable Preferred Optional Corporation Redemption Request, as the case may be, and thereupon the Series A Redeemable Preferred Liquidation Preference of such shares shall be payable to the order of the Person whose name appears on such certificate or certificates as the owner thereof and each surrendered certificate shall be cancelled.

d.             Payment of Series A Redeemable Preferred Liquidation Preference Upon Redemption. From and after the Series A Redeemable Preferred Mandatory Redemption Date or the Series A Redeemable Preferred Optional Corporation Redemption Date, as the case may be, unless there shall have been a default in payment of the Series A Redeemable Preferred Liquidation Preference, all rights of the holders of the shares of Series A Redeemable Preferred Stock that are to be redeemed as holders of Series A Redeemable Preferred Stock (except the right to receive the Series A Redeemable Preferred Liquidation Preference, without interest, upon surrender of their certificate or certificates) shall cease with respect to such shares, and such shares shall not thereafter be transferred on the books of the Corporation or be deemed to be outstanding for any purpose whatsoever. If the funds of the Corporation that are legally available (or, as the case may be, the funds that the Corporation has available to it pursuant to the provisions of the Junior Loan Agreement) for redemption of the applicable shares of Series A Redeemable Preferred Stock on the applicable the Series A Redeemable Preferred Mandatory Redemption Date or the Series A Redeemable Preferred Optional Redemption Date are insufficient to redeem the total number of shares of Series A Redeemable Preferred Stock to be redeemed on such date, then those funds that are legally available (or available to the Corporation pursuant to the provisions of the Junior Loan Agreement, as the case may be) will be used to redeem the maximum possible number of such shares ratably among the holders of such shares to be redeemed based upon their holdings of Series A Redeemable Preferred Stock. Any shares of Series A Redeemable Preferred Stock not redeemed shall remain outstanding and shall be entitled to all the rights and preferences provided herein. At any time thereafter, when additional and/or sufficient funds of the Corporation are legally available (or available to the Corporation pursuant to the provisions of the Junior Loan Agreement, as the case may be) for the redemption of shares of Series A Redeemable Preferred Stock, such funds will immediately be used to redeem the balance of the shares that the Corporation became obligated to redeem on the Series A Redeemable Preferred Mandatory Redemption Date or the Series A Redeemable Preferred Optional Corporation Redemption Date, as the case may be, but that it has not redeemed. Notwithstanding the foregoing, nothing contained herein shall be deemed to prevent any holder of Series A Redeemable Preferred Stock from declaring a default under this Certificate of Incorporation with respect to any failure on the part of the Corporation to pay the full amount of the Series A Redeemable Preferred Liquidation Preference in connection with any redemption contemplated hereby. In addition to any other remedies that the holders of the Series A Redeemable Preferred Stock may have at law or in equity, upon default in the payment of any portion of the Series A Redeemable Preferred Liquidation Preference on the Series A

Redeemable Preferred Mandatory Redemption Date or the Series A Redeemable Preferred Optional Corporation Redemption Date, as the case may be, all Mandatory RPS Dividends shall, from and after such Series A Redeemable Preferred Mandatory Redemption Date or Series A Redeemable Preferred Optional Corporation Redemption  Date, as the case may be, and until the full amount of the Series A Redeemable Preferred Liquidation Preference shall have been paid to all of the holders of the Series A Redeemable Preferred Stock, and without any further action on the part of the Corporation or any of the holders of the Series A Redeemable Preferred Stock, automatically accrue from day to day, whether or not earned or declared, at the applicable Dividend Default Rate.

5.               Anti-Dilution Rights of the Class A. Common Stock.

The holders of the Class A Common Stock shall have the following anti- dilution rights with respect thereto.

a.           Issuance of Class A Common Stock Upon Issuance of Additional Common Shares. If the Corporation shall at any time after the date hereof issue any Additional Common Shares at a purchase price (or conversion or exercise price) per share less than the applicable Fair Value thereof on the date of such issuance, then the Corporation shall issue and sell to each holder of Class A Common Stock, at a  per share purchase price equal to $0.001, a number of shares of Class A Common Stock (collectively, the “Class A Anti-Dilution Shares”) equal to (i) the number Fully-Diluted Outstanding Shares of Class A Common Stock held by the applicable holder immediately prior to such issuance, multiplied by (ii) the Adjustment Factor minus one (1). For purposes of this Article V.B.5, “Adjustment Factor” shall equal the ratio of (a) the Fair Value of a share of Class A Common Stock immediately prior to such issuance to (b) the value per share of Class A Common Stock immediately after such issuance, where the “value per share of Class A Common Stock immediately after such issuance” equals (A)   the sum of (I) the product of (x) the number of Fully-Diluted Outstanding Shares of Common Stock immediately prior to such issuance, multiplied by (y) the Fair Value of such shares of Common Stock immediately prior to such issuance. plus (H) the aggregate consideration received by the Corporation in connection with such issuance, divided by   (B) the number of Fully-Diluted Outstanding Shares of Common Stock immediately after such issuance.

b.           Determination of Consideration. For purposes of this Article V.B.5, the consideration received by the Corporation for the issue of any Additional Common Shares shall be computed as follows:

(i)            Cash and Property:  Such consideration shall:

(1)           insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(2)           insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(3)           in the event that the Additional Common Shares are issued together with other shares or securities or other assets of the Corporation for consideration that covers both, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as determined in good faith by the Board of Directors.

(ii)                Options and Convertible Securities.       The consideration per share received by the Corporation for Additional Common Shares issued or issuable in connection with options and other convertible securities, shall be determined by dividing:

(1)          the sum of (A) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such options or other convertible securities, plus (B) the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such options or the conversion or exchange of such convertible securities, or in the case of options for convertible securities, the exercise of such options for convertible securities and the conversion or exchange of such convertible securities, by

(2)          the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such options or the conversion or exchange of such other convertible securities, or in the case of options for convertible securities, the exercise of such options for convertible securities and the conversion or exchange of such convertible securities.

c.           Multiple Closing Dates. If the Corporation shall issue on more than one date Additional Common Shares that are a part of one transaction or a series of related transactions and that would result in an adjustment to the number of shares of Class A Common Stock pursuant to the terms of this Article V.B.5, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the number of Class A Anti-Dilution Shares shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

d.           Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date hereof effect a subdivision of any of the outstanding Common Stock, then the number of Class A Anti- Dilution Shares issuable under this Article V.B.5 immediately before that subdivision shall be proportionately increased. Conversely, if the Corporation shall at any time or from time to time after the date hereof combine any of the outstanding shares of Common Stock into a smaller number of shares, then the number of Class A Anti-Dilution Shares issuable under this Article V.B.5 immediately before that subdivision shall be proportionately decreased. Any adjustment under this Article V.B.5(d) shall become effective at the close of business on the date the subdivision or combination becomes effective.

e.           Reorganizations, Mergers or Consolidations. If at any time    or from time to time after the date hereof, the Class A Common Stock is converted into other securities or property, whether pursuant to a reorganization, merger, consolidation or otherwise, then, as a part of such transaction, appropriate adjustment shall be made in the application of the provisions of this Article V.B.5 with respect to the rights of the holders of Class A Common Stock after the capital reorganization to the end that the provisions of this Article V.B.5 shall be applicable after that event and be as nearly equivalent as practicable. Notwithstanding anything contained herein to the contrary, the Corporation shall not be a party to any reorganization, merger or consolidation in which the Corporation is not the surviving entity unless the Person surviving such transaction assumes, by written instrument, all the Corporation’s obligations hereunder.

f.            Certificate of Adjustment. In each case of an adjustment or readjustment of the number of shares of Class A Common Stock pursuant to the provisions of this Article V.B.5, the Corporation, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Class A Common Stock at the holder’s address as shown in the Corporation’s books and records. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based.

g.           Notices. At least twenty (20) days prior to (i) any the taking by the Corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, (ii) any transaction that would result in an adjustment pursuant to this Article V.B.5 or (iii) any Liquidation Event, the Corporation shall mail to each holder of Class A Common Stock a notice specifying (1) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (2) the date on which any such transaction is expected to become effective, and (3) the date that is to be fixed for determining the holders of record of Common Stock (or other securities) that shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such transaction, as the case may be.

h.           Mechanics of Purchase and Sale of Class A Anti-Dilution Shares. The purchase and sale of the Class A Anti-Dilution Shares shall take place at the executive office of the Corporation or any transfer agent for such securities as soon as practicable following delivery of notice pursuant to Article V.B.5(g) at such time as the Corporation and a majority-in-interest of the holders of Class A Common Stock may agree, but in no event later than sixty (60) days following delivery of such notice. Documentation evidencing such purchase and sale shall be prepared by counsel to the Corporation and shall be reasonably acceptable to a majority-in-interest of the holders of Class A Common Stock. Prior to any issuance of Additional Common Shares, the Corporation shall have in reserve sufficient shares of Class A Common Stock for issuance of the applicable Class A Anti-Dilution Shares to the holders thereof pursuant to the terms of this Article V.B.5.

6.             Certain Definitions.

The following terms shall have the indicated meanings:

(i)            “Additional Common Shares” means any shares of Common Stock (or any options, warrants, rights or other securities convertible into or otherwise exchangeable for any shares of Common Stock) issued by the Corporation after the date hereof other than:

(1)          shares of Class B Common Stock issuable or issued to employees, consultants or directors of the Corporation pursuant to a stock option plan, restricted stock plan or other agreements approved by the Board of Directors;

(2)          shares of Common Stock issued in connection with a Qualified Public Offering;

(3)          shares of Common Stock issued or issuable upon conversion or exercise of any options, warrants, rights or any other securities of the Corporation that are convertible into or exchangeable for shares of Common Stock and that are outstanding as of the date hereof;

(4)          shares of Common Stock issuable or issued in connection with a bona fide business acquisition by the Corporation, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise, provided such issuances are for other than primarily equity financing purposes and provided further that such acquisition and such issuances are approved by the Board of Directors;

(5)          shares of Common Stock issuable or issued upon exercise of warrants or other securities or rights issued pursuant to equipment lease financings or bank credit arrangements, provided such issuances are for other than primarily equity financing purposes and provided further that such arrangements and such issuances are approved by the Board of Directors; or

(6)          shares of Common Stock issuable or issued upon exercise of warrants or other securities or rights to Persons with which the Corporation has corporate partnering agreements, provided such issuances are for other than primarily equity financing purposes and provided further that such agreements and such issuances are approved by the Board of Directors.

(ii)                 “All in Annual Cost” means (A) any and all interest payments owed with respect to the applicable indebtedness, plus (B) closing fees amortized ratably over life of the applicable indebtedness, plus (C) any “success premiums” or similar “liquidation premiums” that would be otherwise be included in the All In Annual Cost each year (but excluding the amount of any “normal and customary” prepayment penalties to the extent that the Board of Directors reasonably determines that such prepayment penalties are not likely to be paid, such prepayment penalties otherwise to be included in the determination of All In Annual Cost), and minus (D) three (3) month LIBOR.

(iii)             “Board of Directors” means the Board of Directors of the Corporation.

(iv)             “Class A Common Original. Issue Price” means an amount per share equal to $1.00, as the same may be adjusted for any future stock splits, stock combinations, stock dividends or similar transactions.

(v)              “Fair Value” means the value in an arm’s length transaction, consistent with general market value, in each case as mutually determined by the Board of Directors (including any director either designated and elected by Stonehouse or representing the management of the Corporation) and the Requisite Holders; provided, however, that if the Board of Directors and the Requisite Holders are unable to agree upon the Fair Value, then Fair Value shall be determined by an independent nationally-recognized investment banking, business valuation or accounting firm, the costs of which shall be borne by the Corporation.

(vi)             “Fully-Diluted Outstanding Shares” means, with respect to any class of stock, all of the issued and outstanding shares of such class of stock plus all shares of such class of stock issuable in connection with the exercise, conversion or other exchange of any warrant, option, convertible security or other right to acquire any shares of such class of stock; provided. however, that the term “Fully-Diluted Outstanding Shares” shall not include any shares of such class of stock that are issuable in connection with the exercise of any option that is not “in the money”.

(vii)           “GAAP” means generally accepted accounting principles, applied on a consistent basis, as set forth in Opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants and/or in statements or standards of the Financial Accounting Standards Board and/or their respective successors and that are applicable in the circumstances as of the date in question. Accounting principles are applied on a “consistent basis” when the accounting principles observed in a current period are comparable in all material respects to those accounting principles applied in a preceding period.

(viii)              “Junior Loan Agreement” means that certain Second Lien Credit Agreement, as such agreement may be amended, supplemented or otherwise modified from time to time.

(ix)            “Junior Loan Documents” means the Loan Documents (as defined in the Junior Loan Agreement).

(x)             “LIBOR” means (i) the rate per annum (rounded to the nearest 1/100 of 1%) equal to the offered rate that appears on the page of the Telerate Screen that displays an average British Bankers Association Interest Settlement Rate (such page currently being page number 3740 or 3750, as applicable) for deposits (for delivery on the first day of such period) with a term equivalent to such period in US dollars, determined as of approximately 11:00 am. (London, England time) on the applicable determination date, or (ii) in the event the rate referenced in the preceding clause (i) does not appear on such page or service or if such page or service shall cease to be available, then the rate per annum (rounded to the nearest 1/100 of 1%) equal to the offered rate on such other page or other service that displays an average British Bankers Association Interest Settlement Rate for deposits (for delivery on the first day of such period) with a term equivalent to such period in US dollars, determined as of approximately 11:00 a.m. (London, England time) on the applicable determination date, or (c) in the event the rates referenced in the preceding clauses (i) and (ii) are not available, then the rate per annum (rounded to the nearest 1/100 of 1%) equal to the offered quotation rate to first class banks in the London interbank market by reference to such other comparable publicly available services for displaying such rates for deposits (for delivery on the first day of the relevant period) in US dollars of amounts in same day funds comparable to the principal amount of the applicable indebtedness with maturities comparable to such period as of approximately 11:00 a.m. (London, England time) on the applicable determination date.

(xi)            “Liquidation Event” means (i) any bankruptcy, liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, (ii) any consolidation or merger of the Corporation with or into any other Person, or any other corporate reorganization, in which the stockholders of the Corporation immediately prior to such consolidation, merger or reorganization own capital stock of the Person surviving such merger, consolidation or reorganization representing less than fifty percent (50%) of the combined voting power of the outstanding securities of such Person immediately after such consolidation, merger or reorganization, (iii) any public offering of any shares of capital stock of the Corporation or (iv) a sale, lease or other disposition of all or substantially all of the assets of the Corporation by means of any transaction or a series of related transactions.

(xii)           “Person” means any individual, partnership, limited partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization or governmental entity or department, agency or political subdivision thereof.

(xiii)          “Qualified Public Offering” means a firm commitment, underwritten public offering pursuant to a registration statement on Form S-1, 5-3 or SB-2 (or any successor or similar forms) under the Securities Act of 1933, the aggregate net proceeds of which are not less than $50,000,000 and after which, the aggregate market capitalization of the Company is not less than $200,000,000.

(xiv)               “Requisite Holders” means (i) for so long as any shares of Series A Redeemable Preferred Stock remain issued and outstanding, the holders of at least fifty-one percent (51%) of the then outstanding shares of Series A Redeemable Preferred Stock and (ii) if no shares of Series A Redeemable Preferred Stock remain issued and outstanding, then the holders of at least fifty-one percent (51%) of the then Fully-Diluted Outstanding Shares of Class A Common Stock.

(xv)                “Series A Redeemable Preferred Original Issue Price” means an amount per share equal to $1,000, as the same may be adjusted for any future stock splits, stock combinations, stock dividends or similar transactions.

(xvi)               “Stockholders Agreement” means that certain Stockholders and Registration Rights Agreement, dated on or about the date hereof, by and among the Corporation and certain of its Stockholders named therein.

7.           Preemptive Rights.

Stockholders shall have no preemptive rights except as granted by the Corporation pursuant to other written agreements.

8.           Registration of Transfer.

The Corporation shall keep at its principal office a register for the Preferred Stock and the Common Stock. Upon the surrender of any certificate representing Preferred Stock or Common Stock at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation’s expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of shares represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of shares as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate.

9.          Replacement.

Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing shares of Preferred Stock or Common Stock, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Corporation (provided that if the holder is a financial institution or other institutional investor, its own agreement shall be satisfactory), or in the case of any such mutilation upon surrender of such certificate, the Corporation shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such class represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

10.           Notices.

Any notice required by the provisions of this Certificate of Incorporation shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) business day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All notices to stockholders shall be addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

11.           No Dilution or Impairment.

The Corporation shall not amend this Certificate of Incorporation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation.

10.           No Reissuance of Preferred Stock

No share or shares of Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued.

VI.

The Corporation is to have perpetual existence.

VII.

In furtherance and not in limitation of the powers conferred by statute, but subject to the voting rights of the holders of the Series A Redeemable Preferred Stock set forth in Article V.B.2(b), the Board of Directors is expressly authorized to make, repeal, alter, amend or rescind the Bylaws.

VIII.

The number of directors that shall constitute the whole Board of Directors from time to time shall be fixed by, or in the manner provided in, the Bylaws.

IX.

Election of directors at an annual or special meeting of stockholders need not be by written ballot unless the Bylaws shall so provide.

X.

Subject to the voting rights of the holders of the Series A Redeemable Preferred Stock set forth in Article V.B.2(b), the Board of Directors reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter permitted by statute and all rights at any time conferred upon stockholders of the Corporation by this Amended and Restated Certificate of Incorporation are granted subject to the provisions of this Article X.

XI.

No director shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article XI shall not eliminate or limit the liability of a director (i) for any breach of such director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which such director derived any improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended. No amendment to or repeal of this Article XI shall adversely affect any right or protection of any director of the Corporation existing at the time of such amendment or repeal for or with respect to acts or omissions of such director prior to such amendment or repeal.

XII.

A.             Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the Corporation, by reason of the fact that he is or was a director, officer, employee, trustee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise, expressly including service as a director, officer or in a similar position with any exchange, board of trade, clearing corporation or similar institution on which the Corporation or any other corporation a majority of the stock of which is owned directly or indirectly by the Corporation had membership privileges at the relevant time during which any such position was held, shall be indemnified by the Corporation against expenses including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided that funds paid or required to be paid to any person as a result of the provisions of this Article XII shall be returned to the Corporation or reduced, as the case may be, to the extent that such person receives funds pursuant to an indemnification or insurance from any other corporation or organization. Any such person who could be indemnified pursuant to the preceding sentence except for the fact that the subject action or suit is or was by or in the right of the Corporation shall be indemnified by the Corporation against expenses including attorneys’ fees actually or reasonably incurred by him in connection with the defense or settlement of such action or suit, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

B.           To the extent that a director, officer, employee or agent of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Article MIA above, or in defense of any claim, issue or matter therein, he shall be indemnified by the Corporation against expenses, including attorneys’ fees, actually and reasonably incurred by him in connection therewith without the necessity of any action being taken by the Corporation other than the determination, in good faith, that such defense has been successful. In all other cases wherein such indemnification is provided by this Article XII, unless ordered by a court, indemnification shall be made by the Corporation only as authorized in the specific ease upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct specified in this Article XII. Such determination shall be made (I) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the holders of a majority of the shares of capital stock of the Corporation entitled to vote thereon.

C.           The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person seeking indemnification did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful. Entry of a judgment by consent as part of a settlement shall not be deemed a final adjudication of liability for negligence or misconduct in the performance of duty, nor of any other issue or matter.

D.          Expenses incurred in defending a civil or criminal action, suit or proceeding shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by the director, officer, employee or agent involved to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation.

E.           The indemnification hereby provided shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

F.        By action of the Board of Directors, notwithstanding any interest of the directors in the action, the Corporation may purchase and maintain insurance, in such amounts as the Board of Directors deems appropriate, on behalf of any person who is or was a director, owner, employee, trustee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation shall have the power to indemnify him against such liability under the provisions of this Article XII.

XIII.

A.          In recognition and anticipation (i) that one or more financial institutions will be significant stockholders of the Corporation (the “Institutional investors”), (ii) that directors, officers and/or employees of the Institutional Investors may serve as directors of the Corporation, (iii) that the Institutional Investors may, directly or indirectly, through ownership interests in a variety of enterprises, engage in activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, (iv) that the Institutional Investors may have an interest in the same areas of corporate opportunity as the Corporation and its affiliates, and (v) that, as a consequence of the foregoing, it is in the best interests of the Corporation that the respective rights and duties of the Corporation and of the Institutional Investors, and the duties of any directors of the Corporation who are also directors, officers or employees of the Institutional Investors, be determined and delineated in respect of any transactions between, or opportunities that may be suitable for both, the Corporation and any of its affiliates, on the one hand, and the Institutional Investors, on the other hand, the provisions of this Article XIII shall to the fullest extent permitted by law regulate and define the conduct of certain of the business and affairs of the Corporation in relation to the Institutional Investors and the conduct of certain affairs of the Corporation as they may involve the Institutional Investors, their respective officers, directors and employees, and the power, rights, duties and liabilities of the Corporation and its officers, directors and stockholders in connection therewith. Any person purchasing or otherwise acquiring any stock of the Corporation, or any interest therein, shall be deemed to have notice of and to have consented to the provisions of this Article XIII.

B.            Except as otherwise agreed in writing between the Corporation and the Institutional Investors, the Institutional Investors shall to the fullest extent permitted by law have no duty to refrain from (i) engaging in the same or similar activities or lines of business as the Corporation or (ii) doing business with any client, customer or vendor of the Corporation, and (except as provided in Section A of this Article XIII) neither the Institutional Investors nor any officer, director or employee thereof shall, to the fullest extent permitted by law, be deemed to have breached its fiduciary duties, if any, to the Corporation solely by reason of the Institutional Investors’ engaging in any such activity. In the event that the Institutional Investors acquire knowledge of a potential transaction or matter that may be a corporate opportunity for both the Corporation and the Institutional Investors, the Institutional Investors shall to the fullest extent permitted by law have fully satisfied and fulfilled their respective fiduciary duties with respect to such corporate opportunity, and the Corporation to the fullest extent permitted by law renounces any interest or expectancy in such business opportunity and waives any claim that such business opportunity constituted a corporate opportunity that should have been presented to the Corporation or any of its affiliates, if the Institutional Investors acts in a manner consistent with the following policy: if the Institutional Investors acquire knowledge of a potential transaction or matter that is a corporate opportunity, then such corporate opportunity shall belong to the Institutional Investors unless such opportunity was expressly offered to the Institutional Investors in their capacity as stockholders of the Corporation. In the case of any corporate opportunity in which the Corporation has renounced its interest and expectancy in accordance with the previous sentence, the Institutional Investors shall to the fullest extent permitted by law not be liable to the Corporation or its stockholders for breach of any fiduciary duty as a stockholder of the Corporation by reason of the fact that the Institutional Investors acquire or seek such corporate opportunity for themselves, direct such corporate opportunity to another person or otherwise do not communicate information regarding such corporate opportunity to the Corporation.

C.            If a director of the Corporation who is also a director, officer or employee of the Institutional Investors acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both the Corporation and the Institutional Investors, such director or officer shall, to the fullest extent permitted by law, have fully satisfied and fulfilled his fiduciary duty with respect to such corporate opportunity, and the Corporation to the fullest extent permitted by law renounces any interest or expectancy in such business opportunity and waives any claim that such business opportunity constituted a corporate opportunity that should have been presented to the Corporation or any affiliate thereof„ if such director or officer acts in a manner consistent with the following policy: a corporate opportunity offered to any person who is a director but not an officer of the Corporation and who is also a director, officer or employee of the Institutional Investors shall belong to the Corporation only if such opportunity is expressly offered to such person solely in his or her capacity as a director of the Corporation and otherwise shall belong to the Institutional Investors; and (ii) if a director of the Corporation. who also serves as an officer, director or employee of the Institutional Investors, acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both the Corporation and the Institutional Investors in any manner not addressed by Section C of this Article XIII, then such officer or director shall have no duty to communicate or present such corporate opportunity to the Corporation and shall, to the fullest extent permitted by law, not be liable to the Corporation or its stockholders for breach of fiduciary duty as an officer or director of the Corporation by reason of the fact that the Institutional Investors pursue or acquire such corporate opportunity for themselves, direct such corporate opportunity to another person or do not present such corporate opportunity to the Corporation, and the Corporation to the fullest extent permitted by law renounces any interest or expectancy in such business opportunity and waives any claim that such business opportunity constituted a corporate opportunity that should be presented to the Corporation.

D.            For purposes of this Article XIII. “corporate opportunities” shall include, but not be limited to, business opportunities that the Corporation is financially able to undertake, that are, from their nature, in the line of the Corporation’s business, that are of practical advantage to it and that are ones in which the Corporation, but for the provisions of Sections B and C of this Article XIII, would have an interest or a reasonable expectancy, and in which, by embracing the opportunities, the self-interest of the Institutional Investors or its officers or directors will be brought into conflict with that of the Corporation.